Devon Energy Corporation 333 West Sheridan Ave. Oklahoma City, OK 73102-5015	405-235-3611 www.devonenergy.com

November 17, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance 100 F Street, N.E.

Washington, D.C. 20549

Re:	Devon Energy Corporation
Registration Statement on Form S-4
(File No. 333-260961)
Filed on November 10, 2021

Ladies and Gentlemen:

Reference is made to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended (the “Act”), on the date hereof, in connection with the proposed offers by Devon Energy Corporation (the “Company”) to exchange (the “Exchange Offers”) up to the aggregate principal amount outstanding of each of the Company’s unregistered 8.250% Notes due 2023, 5.250% Notes due 2024, 5.250% Notes due 2027, 5.875% Notes due 2028 and 4.500% Notes due 2030 (collectively, the “Restricted Notes”) for equal aggregate principal amounts of the respective series of the Company’s 8.250% Notes due 2023, 5.250% Notes due 2024, 5.250% Notes due 2027, 5.875% Notes due 2028 and 4.500% Notes due 2030 (collectively, the “Registered Notes”) the offers of which have been registered under the Act. The Company is registering the Exchange Offers in reliance on the position of the staff of the U.S. Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (April 13, 1989), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman & Sterling (July 2, 1993).

This will confirm that the Company has not entered into any arrangement or understanding with any person to distribute the Registered Notes and, to the best of the Company’s information and belief, each person participating in the Exchange Offers is acquiring the Registered Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Registered Notes. In this regard, the Company will make each person participating in the Exchange Offers aware (through the Exchange Offer prospectus) that if the Exchange Offers are being registered for the purpose of secondary resales, any securityholder using the Exchange Offers to participate in a distribution of the Registered Notes (1) could not rely on the Staff position enunciated in Exxon Capital Holdings Corporation (April 13, 1989) or similar letters and (2) must comply with registration

U.S. Securities and Exchange Commission

and prospectus delivery requirements of the Act in connection with any sale or transfer of the Registered Notes, unless the sale or transfer is made pursuant to an exemption from those requirements. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

In addition, the Company will (i) make each person participating in the Exchange Offers aware (through the Exchange Offer prospectus) that any broker-dealer who holds Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Registered Notes in exchange for such Restricted Notes pursuant to the Exchange Offers, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Act in connection with any resale of such Restricted Notes and (ii) include in the transmittal letter to be executed by an exchange offeree in order to participate in the Exchange Offers a provision to the following effect:

If the undersigned or any beneficial owner is a broker-dealer, the undersigned and such beneficial owner: (1) represents that it is participating in the Exchange Offers for its own account and is exchanging Restricted Notes that were acquired by it as a result of market-making or other trading activities, (2) confirms that it has not entered into any arrangement or understanding with any person to distribute the Restricted Notes and (3) acknowledges that it will deliver a prospectus meeting the requirements of the Act in connection with any resale of such Restricted Notes; however, by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Act.

See Shearman & Sterling (July 2, 1993).

[Signature Page Follows]

U.S. Securities and Exchange Commission

Very truly yours,

DEVON ENERGY CORPORATION

By:	/s/ Alana D. Tetrick
	Name:	Alana D. Tetrick
	Title:	Vice President, Corporate
Finance and Treasurer

[Signature Page to Company Representation Letter]